Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: Combining @Sprint & @TMobile IS a landmark merger! Once-in-a-lifetime opportunity to deliver #5GForAll and increase global competition in the U.S. telecom industry. [investor info: sprint.co/2MrD6OG ] bit.ly/2Kjjfk0

Tweet: #5G isn’t just for phones - our proposed @Sprint/@TMobile merger will give consumers more choices for their home broadband, too. #5GForAll [investor info: sprint.co/2KqcAYs ]

https://www.fiercewireless.com/wireless/merged-t-mobile-sprint-to-challenge-comcast-charter-to-become-nation-s-4th-largest-home:

Merged T-Mobile/Sprint to challenge Comcast, Charter to become nation’s 4th largest in-home ISP by Mike Dano

Jun 19, 2018 12:30pm

A combined Sprint and T-Mobile would command significant spectrum holdings across the country. (Mosaik)

If regulators approve their merger proposal, Sprint and T-Mobile promise to offer in-home internet services to roughly 9.5 million American households by 2024, or about 13% of the country. The company said that figure would give it a market penetration of around 7%, making it the nation’s fourth largest in-home ISP based on current subscriber counts.

“The combined company’s 5G network will deliver mobile broadband speeds in excess of 100 Mbps to roughly two-thirds of the population in just a few years and 90% of the country by 2024. This is a mobile connection so fast, millions will be able to cut the cord with Comcast, Charter and the rest. We’ll offer both in-home broadband services and mobile broadband, so customers can pocket the savings from eliminating that pricey wired in-home broadband bill every month if they choose,” T-Mobile CEO John Legere wrote in a post. “These cable/broadband providers are some of America’s most hated companies in the market, and for good reason—they treat their customers horribly because so many of their customers don’t have any choice! Personally, I can’t wait to bring the fight to them! In fact, I plan for the New T-Mobile to be the country’s fourth largest in-home ISP by 2024, freeing millions from the likes of Comcast and Charter in the process!”

Sprint and T-Mobile’s promise to tackle the in-home internet service provider marketplace represents a new factor in their push to obtain regulatory approval for their proposed merger. Details of the companies’ new in-home broadband effort are contained in their new 700-page public interest filing with the FCC. Such filings are required for mergers and transactions involving spectrum licenses.

Indeed, the public interest filing by Sprint and T-Mobile includes a range of details about their plans to merge, including the expected coverage and performance of their planned 5G network. In their filing, the companies detail exactly how they will use 5G technology to offer both mobile and in-home internet services.

And, importantly, Sprint and T-Mobile appear to indicate that the cost of their in-home internet service would be included in the cost of their mobile service. “Consumers who choose to cut the in-home wired broadband cord and utilize New T-Mobile’s 5G mobile wireless service to meet their in-home broadband needs will see the most savings,” the companies wrote. “By way of example, today such a consumer might pay $80 per month for their wired in-home broadband service and $60 per month for mobile wireless service, for a total of $140 per month. Once New T-Mobile deploys its broad and deep nationwide 5G network that will deliver service approximating or exceeding the speed and quality of wired broadband offerings, this same consumer may find it desirable to terminate his or her wired broadband subscription and rely exclusively on New T-Mobile’s 5G mobile offering. That consumer would now pay only $60 per month for equivalent services that previously cost $140—pocketing an $80 savings every month.”

In their filing, Sprint and T-Mobile made very clear their plans to sell services to in-home broadband users, in a direct challenge to established ISPs like Verizon, Charter and Comcast: “The combined company intends to directly and aggressively compete against conventional in-home wired broadband products, providing consumers with an attractive high-speed broadband alternative to the wired incumbent—some for the first time. The new 5G network’s performance and low prices will incentivize consumers to ‘cut the cord,’ pocketing the savings from eliminating their wired broadband bill month after month.”

Added Sprint and T-Mobile: “Today, 19 percent of households could eliminate their home broadband subscription entirely by tethering on a T-Mobile two-line plan. New T-Mobile will accelerate this trend by providing an increasingly viable alternative to in-home broadband. By 2024, 35 to 45 percent of households could completely eliminate their home broadband subscription and rely on New T-Mobile for all their broadband needs.”

It’s worth noting Sprint and T-Mobile, which are hoping to merge into the so-called “New T-Mobile,” aren’t the only companies targeting the market for in-home broadband via 5G. Verizon this year plans to launch fixed 5G services for residential and commercial users in four cities this year, including Sacramento and Los Angeles. The company has said it will offer speeds up to 1 Gbps via its millimeter-wave spectrum. However, Verizon has cautioned that its fixed 5G efforts (fixed 5G is another term for in-home broadband) will only address a maximum of 30 million households, or around 24% of the overall U.S. market. To be clear: Verizon hasn’t said exactly how many households it will cover with fixed 5G, only that the maximum addressable market for the offering is 30 million households.

(Also, there are around 126 million households in the United States; most households contains multiple users.)

Sprint and T-Mobile announced their ambitious plan to merge in April, and are currently working to obtain consent from the Department of Justice, FCC and other federal regulatory bodies. The companies have said they hope to close their proposed transaction by early next year, but most Wall Street analysts haven’t given the transaction very good odds – though that may be changing given AT&T’s recent move to close its purchase of Time Warner over the DoJ’s opposition.

Tweet: Today’s the day. Looking forward to testifying before the U.S. Senate Judiciary subcommittee to share the benefits of a combined @Sprint & @TMobile for American consumers. [investor info: sprint.co/2KmAQel ]

Tweet: I am ready and excited to head over to the Senate to present the merits of our proposed merger with @Tmobile to @SenateDems and @SenateGOP

Tweet: Ready to testify before the Senate.

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Facebook:

Facebook post: Today’s the day. Looking forward to testifying before the U.S. Senate Judiciary subcommittee to share the benefits of a combined @Sprint & @TMobile for American consumers. [investor info: sprint.co/2KmAQel]

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.